UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the October 2015 revision to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letters from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd. and the proposed transactions between the foregoing companies; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2015 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2015

	March 31,	December 31,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,873,740	443,630
Trading securities	7,708	—	—
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; December 31, 2015: RMB35,256 (US$5,443))	120,762	128,079	19,772
Inventories	23,803	30,704	4,740
Prepaid expenses and other receivables	19,508	19,911	3,074
Debt issuance costs	3,592	3,812	588
Deferred tax assets	10,270	12,898	1,991
Total current assets	2,622,298	3,069,144	473,795
Property, plant and equipment, net	603,167	582,012	89,848
Non-current deposits	207,258	221,689	34,223
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; December 31, 2015: RMB60,474 (US$9,336))	194,238	172,734	26,665
Inventories	58,224	61,768	9,535
Intangible assets, net	115,928	112,463	17,361
Available-for-sale equity securities	122,416	172,486	26,627
Other investment	189,129	189,129	29,196
Debt issuance costs	4,210	1,596	246
Deferred tax assets	2,618	2,317	358
Total assets	4,119,486	4,585,338	707,854

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,262
Accounts payable	12,673	11,357	1,753
Accrued expenses and other payables	87,381	63,957	9,873
Deferred revenue	220,140	239,664	36,998
Amounts due to related parties	20,802	35,800	5,526
Income tax payable	10,081	13,419	2,072
Deferred tax liabilities	9,100	13,000	2,007
Total current liabilities	420,177	437,197	67,491
Convertible notes	815,851	903,985	139,551
Non-current deferred revenue	1,099,399	1,275,826	196,954
Other non-current liabilities	215,585	246,804	38,100
Deferred tax liabilities	25,261	23,488	3,626
Total liabilities	2,576,273	2,887,300	445,722

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2015, respectively	50	50	8
Additional paid-in capital	814,678	858,775	132,572
Treasury stock, at cost (March 31 and December 31, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(435)
Accumulated other comprehensive income	63,230	90,656	13,995
Retained earnings	662,615	745,341	115,061
Total equity attributable to China Cord Blood Corporation	1,537,758	1,692,007	261,201
Non-controlling interests	5,455	6,031	931
Total equity	1,543,213	1,698,038	262,132
Total liabilities and equity	4,119,486	4,585,338	707,854

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December 31, 2014 and 2015

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	166,675	169,374	26,147	472,128	506,221	78,147
Direct costs	(36,047)	(36,191)	(5,587)	(96,171)	(110,004)	(16,982)
Gross profit	130,628	133,183	20,560	375,957	396,217	61,165
Operating expenses
Research and development	(2,418)	(2,600)	(401)	(7,247)	(6,687)	(1,032)
Sales and marketing	(30,271)	(36,759)	(5,675)	(92,967)	(110,934)	(17,125)
General and administrative	(30,096)	(43,070)	(6,649)	(90,270)	(126,937)	(19,596)
Total operating expenses	(62,785)	(82,429)	(12,725)	(190,484)	(244,558)	(37,753)
Operating income	67,843	50,754	7,835	185,473	151,659	23,412
Other expense, net
Interest income	4,574	4,670	721	13,544	13,767	2,125
Interest expense	(25,760)	(27,792)	(4,290)	(75,864)	(79,976)	(12,346)
Exchange loss	(147)	(766)	(118)	(149)	(959)	(148)
Dividend income	1,148	37,998	5,866	2,344	49,198	7,595
Impairment loss on available-for-sale equity securities	—	—	—	—	(8,361)	(1,291)
Others	(537)	(377)	(58)	760	(616)	(95)
Total other expense, net	(20,722)	13,733	2,121	(59,365)	(26,947)	(4,160)
Income before income tax	47,121	64,487	9,956	126,108	124,712	19,252
Income tax expense	(13,512)	(13,636)	(2,105)	(35,663)	(41,410)	(6,393)
Net income	33,609	50,851	7,851	90,445	83,302	12,859
Net income attributable to non-controlling interests	(225)	(399)	(62)	(76)	(576)	(89)
Net income attributable to China Cord Blood Corporation’s shareholders	33,384	50,452	7,789	90,369	82,726	12,770

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.63	0.10	1.13	1.07	0.17
- Diluted	0.41	0.63	0.10	1.13	1.07	0.17

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	1,840	(6,362)	(982)	3,282	(21,600)	(3,334)
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax:
- Unrealized (loss)/gain arising during the period	(34,297)	22,679	3,501	(38,609)	40,684	6,281
- Reclassification adjustment for losses included in net income	—	—	—	—	8,361	1,291
Comprehensive income	1,152	67,168	10,370	55,118	110,747	17,097

Comprehensive income attributable to non-controlling interests	(225)	(399)	(62)	(76)	(576)	(89)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	927	66,769	10,308	55,042	110,171	17,008

Other Events

On February 29, 2016, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2015. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: February 29, 2016